August 4, 2005
BY OVERNIGHT MAIL
Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 0407
Washington, DC 20549
RE:	Tollgrade Communications, Inc. Review of Form 10-K for Fiscal Year Ended December 31, 2004 and Form 10-Q for Fiscal Quarter Ended March 26, 2005 File No. 0-27312
Dear Mr. Spirgel:
We are in receipt of your letter dated July 25, 2005, providing comments to the above-referenced filings. As I discussed with Dean Suehiro, Senior Staff Accountant on August 2, 2005, we will provide you with a response to the comments on or before August 31, 2005. As such, this letter is intended to comply with your request that we respond within ten (10) business days of your letter with a date by which we will provide you with a response. If you have any questions or concerns with this proposed timetable, please contact me at your earliest convenience.
Thank you for your attention to this matter.
Sincerely,
/s/Samuel C. Knoch
Samuel C. Knoch
Chief Financial Officer
cc:	Bob Carroll, Staff Accountant Dean Suehiro, Senior Staff Accountant